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Via EDGAR Submission

August 28, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom

Dietrich A. King

James Allegretto

Scott Anderegg

Jarrett Torno

Re:	Pattern Energy Group Inc.
Registration Statement on Form S-1
File No. 333-190538

Ladies and Gentlemen:

As discussed with Mr. Scott Anderegg, Pattern Energy Group Inc., a Delaware corporation (the “Company”), is submitting as correspondence marked pages showing proposed changes to be made in an Amendment (the “Amendment”) to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2013 (the “Registration Statement”). Attached hereto as Exhibit A are proposed changed pages to the Amendment that reflect the Company’s current expectations as to the number of Class A shares to be offered in the initial public offering (the “Offering”), price range per Class A share, Class A and Class B shares to be issued in connection with the Contribution Transactions and other related information.

The Company respectfully requests that the Staff of the Commission (the “Staff”) review the filed correspondence in advance of the Company filing the Amendment. The Company appreciates the Staff’s willingness to accommodate the Company’s desire not to make the information to be included in the Amendment public before it launches the offering.

August 28, 2013

Please do not hesitate to contact me at (202) 637-2117 or my colleagues, Kirk A. Davenport II, at (212) 906-1284, or Patrick H. Shannon, at (202) 637-1028, with any questions or further comments you may have regarding this correspondence or if you wish to discuss any of the Company’s proposed changes to the Amendment.

Sincerely,

/s/ Brandon J. Bortner
Brandon J. Bortner
of LATHAM & WATKINS LLP

Enclosures

cc:

Michael M. Garland, Pattern Energy Group Inc.

Michael J. Lyon, Pattern Energy Group Inc.

Kirk A. Davenport II, Latham & Watkins LLP

Patrick H. Shannon, Latham & Watkins LLP

EXHIBIT A

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until this registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholder are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus	Subject to Completion, dated ^September , 2013

^16,000,000 Shares

Pattern Energy Group Inc.

Class A Common Stock

This is Pattern Energy Group Inc.’s initial public offering. We are selling ^16,000,000 shares of our Class A common stock.

We expect the public offering price to be between $^19.00 and $^21.00 per Class A share. Currently, no public market exists for the shares.

We are an “emerging growth company” as defined in Section 2(a)(19) of the U.S. Securities Act of 1933, as amended, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010, subject to the disclosure requirements under Canadian securities laws. Please read “Risk Factors” and “Business Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 25 of this prospectus for a discussion of certain risks that you should consider before investing.

	Per Class A Share	Total
Public offering price	$	$

Underwriters’ commissions(1)	$	$

Net proceeds to us, before expenses	$	$

(1)	The underwriters will receive compensation in addition to the underwriters’ commissions. See “Underwriting” for a description of compensation payable to the underwriters.

The underwriters may also purchase up to an additional ^2,400,000 shares of our Class A common stock from the selling shareholder named herein at the public offering price, less the underwriters’ commissions, within 30 days from the closing date of this offering to cover overallotments, if any. We will not receive any proceeds from the exercise of the underwriters’ overallotment option.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BMO Capital Markets	RBC Capital Markets	Morgan Stanley

The date of this prospectus is                     , 2013.

[ALTERNATE PAGE FOR CANADIAN PROSPECTUS]

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

This prospectus has been filed under procedures in each of the provinces and territories of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of these securities. All of the information contained in the supplemented PREP prospectus that is not contained in this base PREP prospectus will be incorporated by reference into this base PREP prospectus as of the date of the supplemented PREP prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This preliminary prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities.

We have filed a registration statement on Form S-1 with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, with respect to these securities.

Initial Public Offering and Secondary Offering	PRELIMINARY BASE PREP PROSPECTUS	^September [—], 2013

Pattern Energy Group Inc.

Class A Common Shares

US$

This prospectus qualifies the distribution of an aggregate of ^16,000,000 Class A common shares of Pattern Energy Group Inc. ^We expect the public offering price to be between US$19.00 and US$21.00 per Class A share.

The Class A common shares are being offered for sale concurrently in Canada under this prospectus and in the United States under a registration statement on Form S-1 filed with the United States Securities and Exchange Commission. Our Class A common shares are being offered in Canada by BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Morgan Stanley Canada Limited, and                                         , or the “Canadian underwriters,” and in the United States by BMO Capital Markets Corp., RBC Capital Markets, LLC and Morgan Stanley & Co. LLC and                                         , together with the Canadian underwriters, the “underwriters.”

There is currently no market through which our Class A common shares may be sold and purchasers may not be able to resell Class A common shares purchased under this prospectus. This may affect the pricing of our Class A common shares in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Risk Factors”

Price: US$ per Class A common share

[ALTERNATE PAGE FOR CANADIAN PROSPECTUS]

	Price to the Public(1)	Underwriters’ Commissions(2)	Net Proceeds to Pattern Energy Group Inc.(3)(4)
Per Class A Common Share	US$	US$	US$

Total Offering	US$	US$	US$

Notes:

(1)	The offering price for our Class A common shares has been determined by negotiation among us, Pattern Energy Group LP, or “PEG LP,” and the underwriters.

(2)	The underwriters will receive compensation in addition to the underwriters’ commissions. See “Underwriting” for a description of compensation payable to the underwriters.

(3)

Before deducting our expenses of the offering estimated at US$        , which together with the underwriters’ commissions in respect of the Class A common shares sold, will be paid by us out of the proceeds of the offering.

(4)

PEG LP, our promoter, or the “selling shareholder,” has granted to the underwriters an option, exercisable in whole or in part until the date which is 30 days following the closing date of this offering, to purchase up to 2,400,000 Class A common shares on the same terms as the offering for the purpose of covering overallotments, if any (the “overallotment option”). The selling shareholder will pay the underwriters’ commission and the expenses of the offering in respect of the Class A common shares sold on exercise of the overallotment option. If the overallotment option is exercised in full, the total price to the public will be US$        , the commissions payable to the underwriters will be US$        , the net proceeds to us will remain US$         (before deducting the expenses of the offering), and the net proceeds to the selling shareholder will be US$         (before deducting the expenses of the offering in respect of the Class A common shares sold on exercise of the overallotment option). See “Principal and Selling Shareholders.” This prospectus also qualifies the grant of the overallotment option and the distribution of the Class A common shares that are deliverable upon the exercise of the overallotment option. A purchaser who acquires Class A common shares forming part of the underwriters’ over-allocation position acquires such Class A common shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the overallotment option or secondary market purchases. See “Underwriting.”

Underwriters’ Position	Maximum size or number of securities available	Exercise period	Exercise price
Overallotment option	Option to acquire up to 2,400,000 Class A common shares	Exercisable for a period of 30 days after the closing date of this offering	US$ per Class A common share

An investment in our Class A common shares involves a high degree of risk. See “Risk Factors” beginning on page 25 of this prospectus for a discussion of certain risks that you should consider before investing.

The Canadian underwriters, as principals, conditionally offer the Class A common shares qualified under this prospectus, subject to prior sale, if, as and when issued by us and accepted by the Canadian underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” and subject to the approval of certain legal matters on our behalf by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and Latham & Watkins LLP, as to matters of U.S. law, and on behalf of the underwriters by Torys LLP, as to matters of Canadian law, and Vinson & Elkins L.L.P., as to matters of U.S. law.

Certain affiliates of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Morgan Stanley Canada Limited act as agents and/or are lenders, as applicable, under our revolving credit facility (as defined herein). Accordingly, we may be considered a “connected issuer” of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Morgan Stanley Canada Limited within the meaning of applicable Canadian securities laws. See “Description of Certain Financing Arrangements—Revolving Credit Facility” and “Underwriting.”

In connection with this offering, the underwriters may, subject to applicable laws, overallot or effect transactions that stabilize, maintain or otherwise affect the market price of our Class A common shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting.” The selling shareholder has granted an overallotment option to the underwriters to cover overallotments, if any. We will not receive any proceeds from the exercise of the underwriters’ overallotment option. See “Principal and Selling Shareholders” and “Use of Proceeds.” The underwriters may offer our Class A common shares at a lower price than stated above. See “Underwriting.”

BUSINESS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. You should read this entire prospectus carefully and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our and our predecessor’s financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. Unless the context provides otherwise, references herein to (i) “we,” “our,” “us,” “our company” and “Pattern” refer to Pattern Energy Group Inc., a Delaware corporation, together with its consolidated subsidiaries after giving effect to the Contribution Transactions and (ii) “PEG LP” refers to Pattern Energy Group LP and its subsidiaries. On or immediately prior to the completion of this offering, PEG LP will contribute to Pattern Energy Group Inc. all or a portion of its ownership interests in the entities that, directly or indirectly, own or lease and operate certain wind power projects, which we refer to as the “Contribution Transactions.” See “Structure and Formation of Our Company—The Contribution Transactions” and “Certain Relationships and Related Party Transactions.” The information contained in this prospectus assumes (A) the Contribution Transactions have been consummated, (B) the underwriters have not exercised their overallotment option and (C) an initial public offering price of $^20.00 per Class A share, which is the midpoint of the range set forth on the cover page of this prospectus. For an explanation of certain terms used in this prospectus see “Meaning of Certain References.” For recent and historical exchange rates between Canadian dollars and U.S. dollars, see “Currency and Exchange Rate Information.”

Our Business

We are an independent power company focused on owning and operating power projects with stable long-term cash flows in attractive markets with potential for continued growth of our business. We own interests in eight wind power projects located in the United States, Canada and Chile that use proven, best-in-class technology and have a total owned capacity of 1,041 MW, consisting of six operating projects and two construction projects. We expect our two construction projects will commence commercial operations prior to the end of the second quarter of 2014. Each of our projects has contracted to sell all or a majority of its output pursuant to a long-term, fixed-price power sale agreement with a creditworthy counterparty. Ninety-five percent of the electricity to be generated by our projects will be sold under these power sale agreements, which have a weighted average remaining contract life of approximately 19 years.

Upon completion of this offering, we will have two classes of authorized common stock outstanding, Class A shares and Class B shares. The rights of the holders of our Class A and Class B shares will be identical other than in respect of dividends and the conversion rights of our Class B shares. Upon the later of December 31, 2014 and the date on which our South Kent project has achieved commercial operations, which we refer to as the “Conversion Event,” all of our outstanding Class B shares will automatically convert, on a one-for-one basis, into Class A shares. Our Class B shares, all of which will be held by PEG LP and members of management, will have no rights to dividends. We are using a dual-class share structure to mitigate our Class A shareholders’ risk with respect to construction of our South Kent project. See “Description of Capital Stock.”

Based on the related assumptions included in “Cash Dividend Policy—Forecasted Cash Available for Distribution” and “—Forecast Limitations, Assumptions and Other Considerations,” we forecast that we will generate cash available for distribution and Adjusted EBITDA of $55.4 million and $217.7 million, respectively, for the year ending December 31, 2014. Additionally, to illustrate the financial effect of a fully operational project portfolio, our forecast also indicates that if our construction projects (South Kent and El Arrayán) generated revenue and cash flow throughout the year ending December 31, 2014, as opposed to only during a portion of the year (as we currently expect), our forecasted cash available for distribution would increase from $55.4 million to $80.2 million and our forecasted Adjusted EBITDA would increase from $217.7 million to $238.2 million. We refer to these illustrative forecasted amounts as our “run-rate cash available for distribution” and our “run-rate Adjusted EBITDA,” respectively. The assumptions and estimates underlying these forecasts are inherently uncertain and our future operating results are subject to a wide variety of risks and uncertainties, any one of which could cause our actual results to differ materially from those forecasted. Prospective investors should read “Cash Dividend Policy,” including our financial forecast and related assumptions, in its entirety and are cautioned not to place undue reliance on our forecast.

We intend to use a portion of the cash available for distribution generated from our projects to pay regular quarterly dividends in U.S. dollars to holders of our Class A shares. Our quarterly dividend will initially be set at $^0.3125 per Class A share, or $1.25 per Class A share on an annualized basis. We have established our initial quarterly dividend level after considering our run-rate cash available for distribution and a targeted dividend payout ratio with respect thereto of approximately 80%.

The table below summarizes our projected cash available for distribution per Class A share for the year ending December 31, 2014 based on our 2014 and run-rate forecasts, as well as other related information:

(in millions, except project and ^share data)	Forecast for Year Ending December 31, 2014	Run-rate
	(unaudited)
Assumed operational projects throughout period indicated	6	8
Cash available for distribution(1)	$55.4	$80.2
Class A shares	35,536,600	51,091,600	(2)

Cash available for distribution per Class A Share	$1.56	$1.57	(2)

Annual dividend per Class A share, based on initial dividend level	$1.25	$1.25
Payout ratio(3)	80.1%	79.6	%(2)

Adjusted EBITDA(1)	$217.7	$238.2

(1)	For a reconciliation of these forecasted non-U.S. GAAP metrics to their closest U.S. GAAP measure, see “Cash Dividend Policy—Forecasted Cash Available for Distribution” elsewhere in this prospectus.
(2)	Assumes the Conversion Event has occurred.
(3)	Reflects forecasted annual dividend per Class A share as a percentage of forecasted cash available for distribution per Class A share.

PEG LP has granted us preferential rights to acquire projects that it owns and chooses to sell. As a result we will have preferential purchase rights in respect of various projects owned by PEG LP, including, among others, 746 MW of PEG LP-owned capacity, or the “Initial ROFO Projects,” which are predominantly operational or construction ready. See the table under “—Our Relationship with PEG LP” for more information about the Initial ROFO Projects. Based on our run-rate cash available for distribution and our initial quarterly dividend level, we believe that we will generate excess cash flow that we can use, together with our initial cash on hand and the proceeds of any potential future debt or equity issuances, to invest in accretive project acquisition opportunities, including the Initial ROFO Projects. Considering our preferential rights to acquire the Initial ROFO Projects, we have established a three-year targeted annual growth rate in our cash available for distribution per Class A share of 8% to 10%.

Key members of our management team, together with certain other executives at PEG LP and investment funds managed by Riverstone Holdings LLC, or “Riverstone,” formed PEG LP in June 2009. Upon its formation, PEG LP acquired a portfolio of development projects, but did not own any operating or construction projects. In late 2009, PEG LP closed financing for its first construction project, Hatchet Ridge. In 2010, PEG LP acquired the Gulf Wind project, completed construction of the Hatchet Ridge project, commenced construction of the St. Joseph project and formed a joint venture with a subsidiary of Samsung C&T Corporation, or “Samsung,” to develop at least 1,000 MW of wind power projects located in Ontario. Since 2010, PEG LP also successfully completed construction and commenced operation of the St. Joseph, Spring Valley, Santa Isabel and Ocotillo projects and commenced construction of the El Arrayán and South Kent projects. Certain members of PEG LP’s management team who will not be part of our management team, including John Calaway, PEG LP’s Senior Vice President—Wind Development, and George Hardie and Colin Edwards, each a Vice President—Development, intend to continue in their current roles at PEG LP. These individuals have been key contributors to PEG LP’s success and to the more than 3,000 MW portfolio of development assets that includes the Initial ROFO Projects.

Upon completion of this offering, PEG LP will hold approximately 54.1% of our outstanding Class A shares and 99.0% of our outstanding Class B shares (or 47.4% and 99.0%, respectively, if the underwriters exercise their overallotment option in full), representing in the aggregate an approximate 67.8% voting interest in our company (or 63.1% if the underwriters exercise their overallotment option in full). The remaining 1.0% of our outstanding Class B shares will be held by members of our management. Until the Conversion Event, neither PEG LP nor the management holders of our Class B shares will be entitled to receive any dividends on their Class B shares.

We will initially own, acquire and operate projects for which the development risks have been substantially reduced in order to generate stable long-term cash flows, and we expect that PEG LP will invest in and deploy its staff to engage in higher-risk project development activities. At the completion of this offering, PEG LP will hold a retained interest of approximately 27% in Gulf Wind, representing approximately 76 MW of PEG LP-owned capacity, which we refer to as the “PEG LP retained Gulf Wind interest” and interests in development projects with an expected total rated capacity of more than 3,000 MW, including wind power and solar power projects, as well as certain transmission development projects. Five of these development projects, together with the PEG LP retained Gulf Wind interest, constitute the Initial ROFO Projects, and are predominantly operational or construction ready.

						Capacity (MW)
Initial ROFO Projects	Status	Location	Construction Start(1)	Commercial Operations(2)	Contract Type	Rated(3)	PEG LP- Owned(4)
Gulf Wind	Operational	Texas	2008	2009	Hedge	283	76
Grand Renewable	Construction financing	Ontario	2013	2014	PPA	149	67
Panhandle(5)	Construction financing	Texas	2013	2014	Hedge	318	248
Armow	Construction ready	Ontario	2014	2015	PPA	180	90
K2	Construction ready	Ontario	2014	2015	PPA	270	90
Meikle	Securing final permits	British Columbia	2015	2016	PPA	175	175

						1,375	746

(1)	Represents date of actual or anticipated commencement of construction.
(2)	Represents date of actual or anticipated commencement of commercial operations.
(3)	Rated capacity represents the maximum electricity generating capacity of a project in MW. As a result of wind and other conditions, a project or a turbine will not operate at its rated capacity at all times and the amount of electricity generated will be less than its rated capacity. The amount of electricity generated may vary based on a variety of factors discussed elsewhere in this prospectus. See “Risk Factors” beginning on page 17 of this prospectus.

The Contribution Transactions

On or immediately prior to the completion of this offering, pursuant to the terms of a contribution agreement between us and PEG LP, which we refer to as the “Contribution Agreement,” we will enter into a series of transactions with PEG LP, or the “Contribution Transactions.” In connection with the Contribution Transactions, PEG LP will contribute to us all of our projects, including the related properties and other assets that will be used in our business, together with liabilities and obligations to which such projects are subject. PEG LP currently holds its interests in these projects through one or more holding companies, the sole purposes of which are to hold such interests or to obtain related financing.

As consideration for the assets contributed to us by PEG LP in the Contribution Transactions, we will pay approximately $202.4 million from the proceeds of this offering to PEG LP and issue to PEG LP 19,445,000 of our Class A shares and 15,555,000 of our Class B shares. As a result, PEG LP will hold approximately 54.1% of our outstanding Class A shares and 99.0% of our outstanding Class B shares (or 47.4% and 99.0%, respectively, if the underwriters exercise their overallotment option in full), representing in the aggregate an approximate 67.8% voting interest in our company (or 63.1% if the underwriters exercise their overallotment option in full). The remaining 1.0% of our outstanding Class B shares will be held by members of our management. Until the Conversion Event, neither PEG LP nor the management holders of our Class B shares will be entitled to receive any dividends on their Class B shares. In connection with the Contribution Transactions, PEG LP also will receive customary resale registration rights with respect to our Class A shares. See “Shares Eligible for Future Sale—Registration Rights Agreement.”

In connection with the Contribution Transactions, we will also assume certain indemnities previously granted by PEG LP for the benefit of the Spring Valley, Santa Isabel and Ocotillo project finance lenders. These indemnity obligations consist principally of indemnities that protect the project finance lenders from the potential effect of any recapture by the U.S. Department of the Treasury, or “U.S. Treasury,” of any amount of the ITC cash grants previously received by the projects. Following the Contribution Transactions, we will have assumed ITC cash grant indemnity obligations in amounts that are up to the greater of the respective cash grant loans or the amounts of any cash grant subsequently recaptured. Such maximum indemnity amounts are currently estimated to be approximately $116 million, $80 million and $58 million for the Ocotillo, Spring Valley and Santa Isabel projects, respectively. In addition, we will also assume an indemnity that was granted by PEG LP to our Ocotillo project finance lenders in connection with certain legal matters, which is limited to the amount of certain related costs and expenses. See “Risk Factors—We are subject to various indemnity obligations,” “Business—Legal Proceedings” and “Description of Certain Financing Arrangements—Santa Isabel Senior Financing Agreement and —Ocotillo Senior Financing Agreement.”

The following diagram summarizes our ownership structure upon completion of this offering and the Contribution Transactions. Except as specified below, each of our subsidiaries is wholly owned.

^

(1)	These funds and employees hold indirect interests in PEG LP.
(2)	Represents 19,445,000 Class A shares and 15,555,000 Class B shares issued to PEG LP in connection with the Contribution Transactions, net of the shares distributed by PEG LP to certain members of management as described in clause (ii) of note 3 below, and 100 Class A shares representing our initial capitalization. Holders of Class B shares are not entitled to receive dividends. However, the Class B shares automatically convert, on a one-for-one basis, into Class A shares upon the Conversion Event. See “Description of Capital Stock.”
(3)	Represents (i) 16,000,000 Class A shares sold to the public in this offering,^ (ii) 202,402 Class A shares and 161,911 Class B shares distributed by PEG LP to certain members of management immediately following the Contribution Transactions in connection with the redemption of such individuals’ interests in PEG LP, based on an initial public offering price of $20.00 per Class A share (the midpoint of the range set forth on the cover page of this prospectus), which represents the same ratio of Class A shares to Class B shares that will be issued to PEG LP in the Contribution Transactions and (iii) 91,500 restricted Class A shares awarded to certain members of management upon the completion of this offering, see “Management—Executive Compensation—IPO Equity Awards.”
(4)	At the completion of this offering, PEG LP will hold an interest of approximately 27% in Gulf Wind, representing PEG LP-owned capacity of 76 MW.

THE OFFERING

Common stock offered by us	Class A shares.

Common stock outstanding after this offering	51,091,600 shares.(x)

Class A common stock to be outstanding after this offering^	35,536,600 Class A shares.

Class B common stock to be outstanding after this offering	15,555,000 Class B shares. The rights of the holders of our Class A and Class B shares will be identical other than in respect of dividends and the conversion rights of the Class B shares. While each Class A and Class B share will have one vote on all matters submitted to a vote of our shareholders, our Class B shares will have no rights to dividends or distributions (other than upon liquidation). Upon the Conversion Event, all of our outstanding Class B shares will automatically convert, on a one-for-one basis, into Class A shares. See “Description of Capital Stock.”

Conversion Event	Our Amended and Restated Certificate of Incorporation will provide that all of our Class B shares will automatically convert into Class A shares on a one-for-one basis upon the later of December 31, 2014 and the date on which our South Kent project has achieved “Commercial Operations.” For the purposes of our Amended and Restated Certificate of Incorporation, “Commercial Operations” will refer to the date upon which our South Kent project has achieved commercial operations under its power purchase agreement. See “Description of Capital Stock.”

Overallotment option	PEG LP, or the “selling shareholder,” has granted the underwriters an option, exercisable within 30 days following the closing date of this offering, to purchase up to an additional 2,400,000 Class A shares at the initial public offering price to cover overallotments, if any. We will not receive any proceeds from the exercise of the underwriters’ overallotment option. See “Use of Proceeds.”

Use of proceeds	We estimate we will receive net proceeds of approximately $288.4 million from this offering, based on an assumed public offering price of $20.00 per Class A share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering (i) to provide $202.4 million (i.e., the cash portion) of the consideration to be paid to PEG LP in connection with the Contribution Transactions, (ii) to repay the $56.0 million outstanding under our revolving credit facility, which bore interest at a rate of 3.7% as of June 30, 2013, and (iii) the remainder for working capital and general corporate purposes. See “Use of Proceeds” for additional information. Certain of our executive officers have an economic interest in PEG LP and, as a result, these individuals will have an interest in the proceeds from this offering received by PEG LP in proportion to their respective economic interest in PEG LP. See “Certain Relationships and Related Party Transactions.”

PEG LP retained interest	Upon completion of this offering, PEG LP will hold approximately 54.1% of our outstanding Class A shares and 99.0% of our outstanding Class B shares (or 47.4% and 99.0%, respectively, if the underwriters exercise their overallotment option in full), representing in the aggregate an approximate 67.8% voting interest in our company (or 63.1% if the underwriters exercise their overallotment option in full). The remaining 1.0% of our outstanding Class B shares will be held by members of our management. Until the Conversion Event, neither PEG LP nor the management holders of our Class B shares will be entitled to receive any dividends on their Class B shares.

Dividends	We intend to pay regular quarterly dividends in U.S. dollars to holders of our Class A shares. Our quarterly dividend will initially be set at $0.3125 per Class A share, or $1.25 per Class A share on an annualized basis, and the amount may be changed in the future without advance notice. We expect to pay a quarterly dividend on or about the 30th day following each fiscal quarter to shareholders of record on the last day of such quarter. With respect to our first dividend payable on or about January 30, 2014 to holders of record on December 31, 2013, we intend to pay a pro-rated dividend covering the period from the completion of this offering through December 31, 2013, based on our initial dividend level and the actual length of that period.

Our ability to pay our initial and subsequent dividends, if any, is subject to various restrictions and other factors. For a detailed discussion of the basis upon which we established our initial quarterly dividend and factors that could affect our ability to pay dividends at that level or at all, see “Cash Dividend Policy.”

U.S. Taxation of Dividends to U.S. Holders and Non-U.S. Holders

The distributions that we will make to our shareholders will be treated as dividends under U.S. tax law only to the extent that they will be paid out of our current or accumulated earnings and profits computed under U.S. tax principles, which we refer to herein as “earnings and profits.” Our earnings and profits, as calculated under U.S. tax principles, may be negative at times due to various deductions, for example, depreciation. If the cash dividends paid to our shareholders exceed our current and accumulated earnings and profits for a taxable year, the excess cash dividends would not be taxable as a dividend but rather be treated as a return of capital for U.S. federal income tax purposes, which would result in a reduction in the adjusted tax basis of our shares to the extent thereof, and any balance in excess of adjusted basis would be treated as a gain for U.S. federal income tax purposes. As a result, U.S. Holders (as defined under “Material U.S. Federal Income Tax Considerations for Holders of Our Class A Common Shares”) may receive cash dividends from us that represent a non-taxable return of capital to the extent thereof (and gain thereafter), although no assurance can be given in this regard. For

Non-U.S. Holders (as defined under “Material U.S. Federal Income Tax Considerations for Holders of Our Class A Common Shares”), cash dividends that are treated as dividends would normally be subject to U.S. federal withholding tax at the rate of 30% (or at a reduced rate under an applicable income tax treaty, such as a 15% rate generally applicable under the income tax treaty between the United States and Canada). However, such U.S. withholding tax may not apply to cash dividends to the extent they are treated as a return of capital or gain with respect to the shares for U.S. federal income tax purposes. In the event there is any excess withholding, a Non-U.S. Holder should be able to obtain a refund of any over-withheld tax by filing the appropriate tax forms.

For more information, see “Material U.S. Federal Income Tax Considerations for Holders of Our Class A Common Shares.”

Canadian Taxation of Dividends to Canadian Resident Shareholders and Non-Canadian Resident Shareholders	Shareholders resident in Canada will generally be required to include in their income any dividends, including any amounts deducted for U.S. withholding tax, if any, received on the shares whether or not treated as dividends under U.S. tax law. Such shareholders may be eligible for a foreign tax credit or deduction in respect of any U.S. withholding tax in computing their Canadian tax liability.

Dividends paid in respect of our shares to shareholders not resident in Canada will not be subject to Canadian withholding tax or, generally, other Canadian income tax.

For more information, see “Material Canadian Federal Income Tax Considerations for Holders of Our Class A Common Shares.”

FERC-Related Purchase Restrictions	As a result of the FPA and FERC’s regulations in respect of transfers of control, consistent with the requirements for blanket authorizations granted under or exemptions from FERC’s regulations, absent prior authorization by FERC, no purchaser in this offering will be permitted to purchase an amount of our Class A shares that would cause such purchaser and its affiliate and associate companies in aggregate to hold 10% or more of our common shares outstanding after this offering. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Shares—As a result of the FPA and FERC’s regulations in respect of transfers of control, absent prior authorization by FERC, neither we nor PEG LP can convey, nor will an investor in our company generally be permitted to obtain, a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities, and a violation of this limitation could result in civil or criminal penalties under the FPA and possible further sanctions imposed by FERC under the FPA.”

(x)

Includes (i) (a) ^16,000,000 Class A shares offered by us to the public hereby, (b) ^19,445,000 Class A shares and ^15,555,000 Class B shares to be issued to PEG LP in connection with the Contribution Transactions^, based on an initial public offering price of $20.00 per Class A share (the midpoint of the range set forth on the cover page of this prospectus), ^(ii) 100 Class A shares representing our initial capitalization ^and (iii) 91,500 restricted Class A shares awarded to certain members of management upon completion of this offering, see “Management—Executive Compensation—IPO Equity Awards,” and excludes 2,908,500 Class A shares available for future issuance, or issuable pursuant to outstanding but unexercised awards, under our 2013 Equity Incentive Award Plan.

While we currently own only wind power projects, in the future, we may decide to expand our acquisition strategy to include other types of power projects or transmission projects. Any future acquisition of non-wind power projects or transmission projects may present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors.

In the future, we may expand our acquisition strategy to include other types of power projects or transmission projects. There can be no assurance that we will be able to identify attractive non-wind or transmission acquisition opportunities or acquire such projects at a price and on terms that are attractive or that, once acquired, such projects will operate profitably. Additionally, these acquisitions could expose us to increased operating costs, unforeseen liabilities or risks, and regulatory and environmental concerns associated with entering new sectors of the power industry, including requiring a disproportionate amount of our management’s attention and resources, which could have an adverse impact on our business as well as place us at a competitive disadvantage relative to more established non-wind energy market participants. A failure to successfully integrate such acquisitions into our existing project portfolio as a result of unforeseen operational difficulties or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with litigation or administrative proceedings that could materially impact our operations, including proceedings in the future related to power projects we subsequently acquire.

We are subject to risks and costs, including potential negative publicity, associated with lawsuits, in particular, with respect to environmental claims and lawsuits or claims contesting the construction or operation of our projects. See “Business—Legal Proceedings.” The result of and costs associated with defending any such lawsuit, regardless of the merits and eventual outcome, may be material and could have a material adverse effect on our operations. In the future, we may be involved in legal proceedings, disputes, administrative proceedings, claims and other litigation that arise in the ordinary course of business related to a power project that we subsequently acquire. For example, individuals and interest groups may sue to challenge the issuance of a permit for a power project or seek to enjoin construction or operation of a power project. We may also become subject to claims from individuals who live in the proximity of our power projects based on alleged negative health effects related to acoustics caused by wind turbines. In addition, we have been and may subsequently become subject to legal proceedings or claims contesting the construction or operation of our power projects. See “Certain Relationships and Related Party Transactions—Other Contractual Arrangements with Related Persons.” Any such legal proceedings or disputes could delay our ability to complete construction of a power project in a timely manner or at all, or materially increase the costs associated with commencing or continuing commercial operations at a power project. Settlement of claims and unfavourable outcomes or developments relating to these proceedings or disputes, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition and results of operations.

Risks Related to Our Financial Activities

Our substantial amount of indebtedness may adversely affect our ability to operate our business and impair our ability to pay dividends.

After giving effect to the Contribution Transactions, this offering and the use of proceeds therefrom, our pro forma consolidated indebtedness as of June 30, 2013 would have been approximately $1.3 ^billion, or approximately 67% of our total pro forma capitalization of $2.0 ^billion at such date. See “Capitalization” and “Use of Proceeds” for a discussion of the related pro forma adjustments and assumptions.

Of this amount, approximately $511.0 million represents project-level debt that matures prior to 2021. We do not have available cash or short-term liquid investments sufficient to repay all of this medium-term indebtedness and we have not obtained commitments for refinancing this debt. Therefore, we may not be able to extend the maturity of this indebtedness or to otherwise successfully refinance current maturities if the project finance markets deteriorate substantially or we choose not to raise corporate-level debt in place of project-level debt. Refinancing such indebtedness may force us to accept then-prevailing market terms that are less favourable than the existing indebtedness. If, for any reason, we are unable to refinance the existing indebtedness, those

Section 7(a)(2)(B) of the U.S. Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an emerging growth company can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt outs of the extended transition period provided in U.S. Securities Act Section 7(a)(2)(B). We have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies and, as a result, our financial statements may not be comparable to the financial statements of other public companies. In addition, we have availed ourselves of the exemption from disclosing certain executive compensation information in this prospectus pursuant to Title 1, Section 102 of the JOBS Act. We cannot predict if investors will find our Class A shares less attractive because we will rely on these exemptions. If some investors find our Class A shares less attractive as a result, there may be a less active trading market for our Class A shares and our Class A share price may be more volatile.

We will be an SEC foreign issuer under Canadian securities laws and, therefore, be exempt from certain requirements of Canadian securities laws applicable to other Canadian reporting issuers.

Although we will be a reporting issuer in Canada, we will be an SEC foreign issuer and will be exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if we comply with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our Class A shareholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. In some cases the disclosure obligations applicable in the United States are different or less onerous than the comparable disclosure requirements applicable in Canada for a Canadian reporting issuer that is not exempt from Canadian disclosure obligations. Therefore, there may be less or different publicly available information about us than would be available if we were a Canadian reporting issuer that is not exempt from such Canadian disclosure obligations.

PEG LP’s general partner and its officers and directors have fiduciary or other obligations to act in the best interests of PEG LP’s owners, which could result in a conflict of interest with us and our shareholders.

Upon completion of this offering, PEG LP will hold approximately 54.1% of our outstanding Class A shares and 99.0% of our outstanding Class B shares (or 47.4% and 99.0%, respectively, if the underwriters exercise their overallotment option in full), representing in the aggregate an approximate 67.8% voting interest in our company (or 63.1% if the underwriters exercise their overallotment option in full). The remaining 1.0% of our outstanding Class B shares will be held by members of our management. Until the Conversion Event, neither PEG LP nor the management holders of our Class B shares will be entitled to receive any dividends on their Class B shares. Prior to the completion of this offering, we will enter into the Management Services Agreement, pursuant to which each of our executive officers (including our Chief Executive Officer), with the exception of our Chief Financial Officer and Senior Vice President, Operations, will also be shared PEG executives and devote their time to both our company and PEG LP as needed to conduct our respective businesses. As a result, these shared PEG executives will have fiduciary and other duties to PEG LP. Conflicts of interest may arise in the future between our company (including our shareholders other than PEG LP) and PEG LP (and its owners and affiliates). Our directors and executive officers owe fiduciary duties to the holders of our shares. However, PEG LP’s general partner and certain of its officers and directors also have a fiduciary duty to act in the best interest of PEG LP’s limited partners, which interest may differ from or conflict with that of our company and our other shareholders.

The concentration of our share ownership following the offering will limit your ability to influence corporate matters.

Upon completion of this offering, PEG LP or its affiliates will hold approximately 67.8% of the combined voting power of our shares, or approximately 63.1% of the combined voting power of our shares if the underwriters exercise their overallotment option in full, and this concentration of voting power will limit your other regulatory authorities, which would require additional financial and management resources. Because the JOBS Act has only recently been enacted, it is not yet clear whether investors will accept the more limited disclosure requirements that we may be entitled to follow while we are an emerging growth company. To the extent investors are not comfortable with a more limited disclosure regime, they may not be comfortable purchasing and holding our Class A shares if we elect to comply with the reduced disclosure requirements. We also expect that, as a public company, it will be more expensive for us to obtain director and officer liability insurance.

You will suffer immediate and substantial dilution.

The initial public offering price per Class A share is substantially higher than our net tangible book value per Class A share immediately after the offering. As a result, you will pay a price per Class A share that substantially exceeds the book value of our assets after subtracting our liabilities. At our offering price of $20.00 per Class A share, you will incur immediate and substantial dilution in the amount of $9.49 per Class A share. See “Dilution.”

As a result of the FPA and FERC’s regulations in respect of transfers of control, absent prior authorization by FERC, neither we nor PEG LP can convey, nor will an investor in our company generally be permitted to obtain, a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities, and a violation of this limitation could result in civil or criminal penalties under the FPA and possible further sanctions imposed by FERC under the FPA.

We are a holding company with U.S. operating subsidiaries that are “public utilities” (as defined in the FPA) and, therefore, subject to FERC’s jurisdiction under the FPA. As a result, the FPA requires us or PEG LP, as the case may be, either to (i) obtain prior authorization from FERC to transfer an amount of our voting securities sufficient to convey direct or indirect control over any of our public utility subsidiaries or (ii) qualify for a blanket authorization granted under or an exemption from FERC’s regulations in respect of transfers of control. Similar restrictions apply to purchasers of our voting securities who are a “holding company” under the Public Utility Holding Company Act of 2005, or “PUHCA,” in a holding company system that includes a transmitting utility or an electric utility, or an “electric holding company,” regardless of whether our voting securities are purchased in this offering, subsequent offerings by us or PEG LP, in open market transactions or otherwise. A purchaser of our voting securities would be a “holding company” under the PUHCA and an electric holding company if the purchaser acquired direct or indirect control over 10% or more of our voting securities or if FERC otherwise determined that the purchaser could directly or indirectly exercise control over our management or policies (e.g., as a result of contractual board or approval rights). Under the PUHCA, a “public-utility company” is defined to include an “electric utility company,” which is any company that owns or operates facilities used for the generation, transmission or distribution of electric energy for sale, and which includes EWGs such as our U.S. operating subsidiaries. Accordingly, absent prior authorization by FERC or a general increase to the applicable percentage ownership under a blanket authorization, for the purposes of sell-side transactions by us or PEG LP and buy-side transactions involving purchasers of our securities that are electric holding companies, no purchaser can acquire 10% or more of our issued and outstanding voting securities. A violation of these regulations by us or PEG LP, as sellers, or an investor, as a purchaser of our securities, could subject the party in violation to civil or criminal penalties under the FPA, including civil penalties of up to $1 million per day per violation and other possible sanctions imposed by FERC under the FPA.

As a result of the FPA and FERC’s regulations in respect of transfers of control, and consistent with the requirements for blanket authorizations granted thereunder or exemptions therefrom, absent prior authorization by FERC, no purchaser of our common shares in this offering, or subsequent offerings of our voting securities, will be permitted to purchase an amount of our securities from us that would cause such purchaser and its affiliate and associate companies to collectively hold 10% or more of our voting securities outstanding on a post-offering basis. Additionally, purchasers in this offering should manage their investment in us in a manner consistent with FERC’s regulations in respect of obtaining direct or indirect “control” of our company. Accordingly, following the completion of this offering, absent prior authorization by FERC, investors in our common shares that are electric holding companies are advised not to acquire a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities, whether in connection with an offering by us or PEG LP, open market purchases or otherwise.

Provisions of our organizational documents and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our Class A shares.

Upon the completion of this offering, we anticipate our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the shareholders of our company may deem advantageous. These provisions will:

•	authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

^

•	prohibit our shareholders from calling a special meeting of shareholders if PEG LP and its respective affiliates (other than our company) collectively cease to own more than 50% of our shares;

•

prohibit shareholder action by written consent, which requires all shareholder actions to be taken at a meeting of our shareholders if PEG LP and its respective affiliates (other than our company) collectively cease to own more than 50% of our shares;

•	provide that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

These anti-takeover defences could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See “Description of Capital Stock.”

Future sales of our shares in the public market could lower our Class A share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our Class A shares.

We may issue and PEG LP may sell additional shares in subsequent public offerings. We may also issue additional shares, convertible debt securities or other types of securities which are convertible or exchangeable into our shares to finance future acquisitions. After the completion of this offering, we will have 500,000,000 Class A shares authorized and ^35,536,600 Class A shares outstanding. The number of outstanding shares includes 16,000,000 Class A shares that we are selling in this offering, which may be resold immediately in the public market. All of the remaining Class A shares, or approximately ^19,536,600, or ^55.0% of our total outstanding shares, are restricted from immediate resale under the lock-up agreements between our current shareholders and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These Class A shares will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of the underwriters, is 180 days after the date of the closing of this offering, subject to compliance with the applicable requirements under Rule 144 of the U.S. Securities Act and under Canadian securities laws relating to sales by a control person.

We cannot predict the size of future issuances of our Class A shares or the effect, if any, that future issuances and sales of our shares will have on the market price of our shares. Sales of substantial amounts of our shares (including sales pursuant to PEG LP’s registration rights and shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our Class A shares. See “Certain Relationships and Related Party Transactions” and “Shares Eligible for Future Sale.”

USE OF PROCEEDS

We estimate the net proceeds to us from this offering will be approximately $288.4 million, based on an assumed public offering price of $20.00 per Class A share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting underwriting commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (i) to provide $202.4 million (i.e., the cash portion) of the consideration to be paid to PEG LP in connection with the Contribution Transactions, (ii) to repay the $56.0 million outstanding under our revolving credit facility, which bore interest at a rate of 3.7% as of June 30, 2013, and (^iii) the remainder for working capital and general corporate purposes. The loans under our revolving credit facility, which has a four-year term, are, at our election, either base rate loans or Eurodollar rate loans. The base rate loans accrue interest at the fluctuating rate per annum equal to 2.5% plus the greatest of the (i) the prime rate, (ii) the federal funds effective rate plus 0.50% and (iii) the Eurodollar rate that would be in effect for a Eurodollar rate loan with an interest period of one month plus 1.00%. The Eurodollar rate loans will accrue interest at a rate per annum equal to LIBOR, as published by Reuters plus 3.50%. Certain of our executive officers have an economic interest in PEG LP and, as a result, these individuals will have an interest in the proceeds from this offering received by PEG LP in proportion to their respective economic interest in PEG LP. See “Conflicts of Interest and Fiduciary Duties.”

In connection with the Contribution Transactions referred to in (i) above, we will also issue to PEG LP 19,445,000 Class A shares and 15,555,000 Class B shares as consideration for the assets it will contribute to us. See “Certain Relationships and Related Party Transactions” and “Structure and Formation of our Company.”

The underwriters may also purchase up to an additional 2,400,000 Class A shares from the selling shareholder at the public offering price, less the underwriting commissions, within 30 days from the closing date of this offering to cover overallotments, if any. We estimate that the net proceeds to the selling shareholder will be approximately $45.4 million, based on an assumed public offering price of $^20.00 per Class A share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting commissions and assuming the exercise in full of the underwriters’ overallotment option. We will not receive any proceeds from the exercise of the underwriters’ overallotment option. The selling shareholder will pay the underwriters’ commissions and the expenses of the offering applicable to the sale of shares pursuant to the exercise of the underwriters’ overallotment option.

Upon completion of this offering, PEG LP will hold approximately 54.1% of our outstanding Class A shares and 99.0% of our outstanding Class B shares (or 47.4% and 99.0%, respectively, if the underwriters exercise their overallotment option in full), representing in the aggregate an approximate 67.8% voting interest in our company (or 63.1% if the underwriters exercise their overallotment option in full). The remaining 1.0% of our outstanding Class B shares will be held by members of our management. Until the Conversion Event, neither PEG LP nor the management holders of our Class B shares will be entitled to receive any dividends on their Class B shares.

Each $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us by approximately $15.1 million, after deducting underwriting commissions and estimated offering expenses payable by us, assuming the number of Class A shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1.0 million in the number of Class A shares offered by us would increase (decrease) the net proceeds to us by approximately $18.9 million, after deducting underwriting commissions and estimated offering expenses payable by us, assuming the assumed public offering price of $20.00 per Class A share, which is the midpoint of the price range set forth on the cover page of this prospectus.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and the capitalization as of June 30, 2013 on (i) a historical basis from our predecessor’s financial statements, (ii) a pro forma basis to reflect the Contribution Transactions and other pro forma adjustments and assumptions set forth under the heading “Unaudited Pro Forma Financial Data” as if each has occurred on such date and (iii) the pro forma basis described in the immediately preceding (ii), as adjusted to give effect to the filing of our amended and restated certificate of incorporation, this offering and the use of the proceeds therefrom as set forth under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our predecessor’s historical financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Structure and Formation of Our Company,” “Use of Proceeds,” “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2013
	Historical Predecessor	Pro forma Pattern	Pro Forma, As Adjusted Pattern
	(U.S. dollars in thousands, except share data)
Cash and cash equivalents	$41,774	$41,775	$71,775	^

Long-term debt	$1,210,564	$1,210,564	$1,210,564
Current portion of long term debt	105,246	105,246	105,246
Revolving credit facility	56,000	56,000	—
Total stockholders’ equity:
Class A common stock, $0.01 par value per share: no shares authorized or issued and outstanding, pro forma; ^500,000,000 shares authorized and ^35,536,600 shares issued and outstanding, pro forma, as adjusted(1)	—	—	355
Class B common stock, $0.01 par value per share: no shares authorized or issued and outstanding, pro forma; ^20,000,000 shares authorized and ^15,555,000 shares issued and outstanding, pro forma, as adjusted(2)	—	—	156
Preferred stock, $0.01 par value per share: no shares authorized or issued and outstanding, pro forma; ^100,000,000 shares authorized and no shares issued and outstanding, pro forma, as adjusted	—	—	—
Additional paid-in capital	—	—	563,496	^
Capital	477,028	478,007	—
Accumulated income (deficit)	32,054	(12,184)	(12,184)
Accumulated other comprehensive loss	(17,979)	(15,053)	(15,053)
Noncontrolling interest	73,771	101,923	101,923

Total equity	564,874	552,693	638,693

Total capitalization	$1,936,684	$1,924,503	1,954,503

(1)	Includes (i) (a) 16,000,000 Class A shares offered by us to the public hereby ^and (b) 19,445,000 Class A shares to be issued to PEG LP in connection with the Contribution Transactions,^ (ii) ^91,500 restricted Class A shares awarded to certain members of management upon completion of this offering, ^in each case based on an initial public offering price of $20.00 per Class A share (the midpoint of the range set forth on the cover of this prospectus), and (iii) 100 Class A Shares representing our initial capitalization, and excludes 2,908,500 Class A shares available for future issuance, or issuable pursuant to outstanding but unexercised awards, under our 2013 Equity Incentive Award Plan.
(2)	Includes (i) 15,555,000 Class B shares to be issued to PEG LP in connection with the Contribution Transactions, ^based on an initial public offering price of $20.00 per Class A share (the midpoint of the range set forth on the cover page of this prospectus)^.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our Class A shares sold in this offering will exceed the pro forma net tangible book value per share of our Class A shares after the offering. Prior to the Contribution Transactions, PEG LP will not own any of our Class A shares or Class B shares and, accordingly, in order to more meaningfully present the dilutive impact on the purchasers in this offering, we have presented dilution in net tangible book value per Class A share to investors in this offering assuming that the issuance of our shares in connection with the Contribution Transactions has occurred and all Class B shares issued in connection therewith have been exchanged for Class A shares on a one-for-one basis. At June 30, 2013, our predecessor would have had a net tangible book value of approximately $463.0 million, or $13.19 per Class A share to be ^issued to PEG LP ^pursuant to the Contribution Transactions (but not this offering), and assuming all of the Class B shares issued in connection therewith are exchanged for our Class A shares a one-for-one basis. After giving further effect to this offering and the use of proceeds therefrom, the pro forma net tangible book value at June 30, 2013 attributable to our Class A shares would have been $536.8 million, or $^10.51 per Class A share. Purchasers of our Class A shares in this offering will experience substantial and immediate dilution in net tangible book value per Class A share for financial accounting purposes, as illustrated in the following table:

(U.S. dollars)
Assumed initial public offering price per Class A share			$	^20.00

Net tangible book value per share of our predecessor as of June 30, 2013, assuming the issuance of our shares to PEG LP in the Contribution Transactions, but before the issuance and sale of shares in connection with this offering and the use of proceeds therefrom(1)

	$	^13.19
^Decrease in net tangible book value per share attributable to purchasers in this offering	^	(2.68)

Pro forma net tangible book value per share after the Contribution Transactions, issuance and sale of shares in connection with this offering and the use of proceeds therefrom(2)			^	10.51

Immediate dilution in net tangible book value per share to new investors(3)			$	^9.49

(1)	Net tangible book value per share is determined by dividing net tangible book value of our predecessor as of June 30, 2013 by the sum of the number of our shares to be ^issued to PEG LP ^pursuant to the Contribution Transactions, but before this offering, plus restricted shares awarded to certain members of management, and assuming all of the Class B shares issued in connection with the Contribution Transactions are exchanged for our Class A shares on a one-for-one basis.
(2)	Based on pro forma net tangible book value of approximately $536.8 million divided by 51,091,600 of our shares to be outstanding after this offering.
(3)	Dilution is determined by subtracting the net tangible book value per share after giving effect to the Contribution Transactions (but before this offering) from the initial public offering price per Class A share paid by a new investor in this offering.

CASH DIVIDEND POLICY

The following discussion includes forward-looking statements relating to our cash dividend policy as well as an illustrative forecast of our possible future operating results for each of the years ending December 31, 2013 and 2014. This forecast of future operating results and cash available for distribution in future periods is based on the assumptions described below and other assumptions believed by us to be reasonable as of the date of this prospectus. However, we cannot assure you that any or all of these assumptions will be realized. These forward-looking statements are based upon estimates and assumptions about circumstances and events that have not yet occurred and are subject to all of the uncertainties inherent in making projections. This forecast should not be relied upon as fact or as an accurate representation of future results. Future results will be different from this forecast and the differences may be materially less favourable. Our operations are subject to numerous risks and uncertainties, including those discussed above under the caption “Risk Factors” and “Forward-Looking Statements.” You should not place undue emphasis on these forward-looking statements.

Our actual results in future periods may also be materially different than our predecessor’s historical financial results. For additional information regarding our predecessor’s historical financial results, you should refer to our predecessor’s audited historical combined financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012, included elsewhere in this prospectus.

General

Our Cash Dividend Policy

We intend to pay regular quarterly dividends in U.S. dollars to holders of our Class A shares. Our quarterly dividend will initially be set at $^0.3125 per Class A share, or $^1.25 per Class A share on an annualized basis, and the amount may be changed in the future without advance notice. We have established our initial quarterly dividend level after considering the annual cash available for distribution that we expect our projects will be able to generate following the commencement of commercial operations at all of our construction projects and with due regard to retaining a portion of the cash available for distribution to grow our business. We intend to grow our business primarily through the acquisition of operational and construction-ready power projects, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per Class A share over time. However, the determination of the amount of cash dividends to be paid to holders of our Class A shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

We expect to pay a quarterly dividend on or about the 30th day following each fiscal quarter to holders of record of our Class A shares on the last day of such quarter. With respect to our first dividend payable on or about January 30, 2014 to holders of record on December 31, 2013, we intend to pay a pro-rated dividend covering the period from the completion of this offering through December 31, 2013, based on our initial dividend level and the actual length of that period.

Our cash available for distribution is likely to fluctuate from quarter to quarter, perhaps significantly, as a result of variability in wind conditions and other factors. Accordingly, during quarters in which we generate cash available for distribution in excess of the amount required to pay our stated quarterly dividend, we may reserve a portion of the excess to fund dividends in future quarters. In addition, we may use sources of cash not included in our calculation of cash available for distribution, such as certain net cash provided by financing and investing activities, to pay dividends to holders of our Class A shares in quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly dividend. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate.

•

Our board of directors will have the authority to establish cash reserves for the prudent conduct of our business, and the establishment of or increase in those reserves would reduce the cash available to pay our dividends.

•

We may lack sufficient cash available for distribution to pay our dividends due to operational, commercial or other factors, some of which are outside of our control, including insufficient cash flow generation by our projects, as well as unexpected operating interruptions, insufficient wind resources, legal liabilities, the cost associated with governmental regulation, changes in governmental subsidies or regulations, increases in our operating or selling, general and administrative expenses, principal and interest payments on our and our subsidiaries’ outstanding debt, tax expenses, working capital requirements and anticipated cash reserve needs. See “Risk Factors” for a discussion of the risks to which our business is subject. Our other sources of liquidity may also be insufficient to fund shortfalls in cash available for distribution to pay our dividend.

Forecasted Cash Available for Distribution

Forecast Summary

Based upon the assumptions described below and other assumptions that we believe to be reasonable as of the date of this prospectus, the forecast indicates that we will generate cash available for distribution during the years ending December 31, 2013 and 2014 of $44.5 million and $55.4 million, respectively.

Year ending December 31, 2013

Our forecast for the year ending December 31, 2013 indicates that we expect to generate cash available for distribution during the period of $44.5 million. We received approximately $173 million in cash proceeds from ITC cash grants during the second quarter of 2013 as a result of commencing commercial operations of our Santa Isabel project and a portion of our Ocotillo project during the year ended December 31, 2012 and approximately $7 million from the sale of certain local tax credits at our Santa Isabel project in the second quarter of 2013, and we expect to receive an approximately $59 million network upgrade reimbursement at our Ocotillo project in the third quarter of 2013. We expect that these cash proceeds will be reduced to a net amount of approximately $115 million after using approximately $125 million to repay or otherwise service our project-level indebtedness at these two projects. We intend to use this net amount for general corporate purposes and, if necessary, to supplement any shortfall in cash available for distribution to pay our dividends in 2014. We have excluded the impact of the ITC cash grants, local tax credit sale and the Ocotillo network upgrade reimbursement from our forecast of cash available for distribution because we do not consider these items to be representative of the cash generating ability of our business. See “Risk Factors—Risks Related to Our Financial Activities—We are subject to indemnity obligations.”

Year ending December 31, 2014

During the year ending December 31, 2014, the forecast indicates that we expect to generate cash available for distribution of $55.4 million as compared to our aggregate annual dividends payable for the period of $^44.4 million. To the extent that there is a shortfall in cash available for distribution generated by our operations during any quarter in the year ending December 31, 2014, we expect to fund any shortfall from other sources of available cash, which could include cash on hand and borrowings under our $120 million revolving credit facility. We also expect to receive a special distribution of approximately $13 million from our South Kent project in the third quarter of 2014 in part as a result of certain local tax refunds. We have excluded the impact of this distribution from our forecast of cash available for distribution because we do not consider this item to be representative of the cash generating ability of our business.

Pattern Energy Group Inc.

Forecasted Cash Available for Distribution for the

Fiscal Years Ending December 31, 2013 and 2014

	Forecast Year Ending December 31,
	2013	2014
	(U.S. dollars in thousands, except $/MWh, share data, and as otherwise noted) (unaudited)
Operating Data:
MWh sold	2,422,600	2,810,412
Average realized electricity price ($/MWh)	$86	$90
Revenue:
Electricity sales and energy derivative settlements	$208,560	$251,928
Unrealized loss on energy derivative	(18,334)	(14,350)
Other revenue	20,027	2,142

Total revenue	210,253	239,720

Cost of revenue:
Project expense	60,210	69,244
Depreciation and accretion	83,216	84,644

Total cost of revenue	143,426	153,888

Gross profit	66,827	85,832
Total operating expenses	14,201	14,917

Operating income	52,626	70,915
Other income (expense):
Interest expense	(67,851)	(65,978)
Unrealized gain on interest rate derivative	12,105	3,501
Realized loss on interest rate derivative	(2,071)	(3,584)
Equity in earnings in unconsolidated investments	3,218	16,816
Other income, net	8,880	673

Total other income (expense)	(45,719)	(48,572)

Net income (loss) before income tax	6,907	22,343
Tax provision (benefit)	804	1,728

Net income (loss)	6,103	20,615
Net loss attributable to noncontrolling interest	(10,644)	(5,439)

Net income attributable to controlling interest	$16,747	$26,054

Adjusted EBITDA(1)	$153,009	$217,656

Adjustments to reconcile net income to net cash provided by operating activities:
Net income	$6,103	$20,615
Deferred taxes	774	1,698
Unrealized gain on energy derivative	18,334	14,350
Unrealized gain on interest rate derivative	(12,105)	(3,501)
Changes in operating assets and liabilities	(13,647)	(498)
Depreciation, amortization and accretion	89,508	89,609
Deferred compensation expense	610	1,220
Distributions from unconsolidated investments	—	6,877
Equity in losses (earnings) in unconsolidated investments	(3,218)	(16,816)

Net cash provided by operating activities	$86,359	$113,554

Adjustments to reconcile net cash provided by Operating Activities to Cash Available for Distribution:
Net cash provided by operating activities	$86,359	$113,554
Network upgrade reimbursements	2,447	2,507
Changes in operating assets and liabilities	13,647	498
Non-expansionary capital expenditures	(500)	(500)
Sale of investment tax credits	(7,200)	—
Distributions to noncontrolling partners	(5,772)	(6,596)

Cash available for distribution before principal payments	88,981	109,463
Principal payments paid from operating cash flows	(44,519)	(54,025)

Cash available for distribution(1)	$44,462	$55,438

Aggregate annual dividend	$44,424	$44,424
Shares of Class A common stock^	35,536,600	35,536,600
Annual dividend per share of common stock	$1.25	$1.25

(1)	Adjusted EBITDA, cash available for distribution before principal payments and cash available for distribution are non-U.S. GAAP measures; you should not consider Adjusted EBITDA as an alternative to net income (loss), determined in accordance with U.S. GAAP, or either cash available for distribution or cash available for distribution before principal payments as an alternative to net cash provided by operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows. For definitions of Adjusted EBITDA and both cash available for distribution and cash available for distribution before principal payments and a complete discussion of their limitations, see footnotes 2 and 3, respectively, under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus.

The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. The forecast included in this prospectus has been prepared by, and is the responsibility of, our management. No independent registered public accounting firm, has examined, compiled or performed any procedures with respect to the forecast, and accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect thereto.

The forecast has been prepared using assumptions that we believe to be reasonable and that are consistent with our intended course of action for the periods presented, except that they exclude any acquisitions, and all other non-recurring or unexpected charges or events. The key assumptions upon which the forecast is based are as follows:

Potential Risks

Our business is exposed to numerous risks that could have a material adverse effect on our business, financial condition, results of operations or cash available for distribution. However, we have assumed that no such risks will materialize for the purposes of preparing the forecast. For a discussion of the important factors that could cause actual results to differ materially from our forecast, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus.

Initial Public Offering and Contribution Transactions

The forecast assumes that on ^September [—], 2013, our company will raise net proceeds of $^288.4 million in this offering through the issuance of ^16,000,000 of our Class A shares at a price of $^20.00 per Class A share (these proceeds and share amounts are based on the midpoint of the range set forth on the cover of this prospectus). The forecast also assumes that the proceeds of this offering will be used as described in “Use of Proceeds” elsewhere in this prospectus and that in connection with the completion of this offering, we will enter into the Contribution Transactions with PEG LP. See “Structure and Formation of Our Company.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors,” “Forward-Looking Statements” and other matters included elsewhere in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our predecessor’s historical financial statements and the notes thereto included elsewhere in this prospectus and our unaudited pro forma financial data, as well as the information presented under “Summary Historical and Pro Forma Financial Data,” “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data,” “Material U.S. Federal Income Tax Considerations for Holders of Our Class A Shares” and “Material Canadian Federal Income Tax Considerations for Holders of Our Class A Shares.” As a result of the Contribution Transactions, we believe that our predecessor’s historical financial statements are representative of our financial position following the completion of this offering, with the exception of PEG LP’s approximate 27% retained interest in Gulf Wind.

Overview

We are an independent power company focused on owning and operating power projects with stable long-term cash flows in attractive markets with potential for continued growth of our business. We own interests in eight wind power projects located in the United States, Canada and Chile that use proven, best-in-class technology and have a total owned capacity of 1,041 MW, consisting of six operating projects and two projects under construction. We expect that our two construction projects will commence commercial operations prior to the end of the second quarter of 2014. Each of our projects has contracted to sell all or a majority of its output pursuant to a long-term, fixed-price power sale agreement with a creditworthy counterparty. Ninety-five percent of the electricity to be generated by our projects will be sold under these power sale agreements which have a weighted average remaining contract life of approximately 19 years.

We intend to maximize long-term value for our shareholders in an environmentally responsible manner and with respect for the communities in which we operate. Our business is built around the core values of creating a safe, high-integrity and exciting work environment; applying rigorous analysis to all aspects of our business; and proactively working with our stakeholders in addressing environmental and community concerns. Our financial objectives, which we believe will maximize long-term value for our shareholders, are to produce stable and sustainable cash available for distribution, selectively grow our project portfolio and our dividend and maintain a strong balance sheet and flexible capital structure.

We intend to use a portion of the cash available for distribution generated from our projects to pay regular quarterly dividends in U.S. dollars to holders of our Class A shares. Our quarterly dividend will initially be set at $^0.3125 per Class A share, or $^1.25 per Class A share on an annualized basis. We have established our initial quarterly dividend level after considering the annual cash available for distribution that we expect our projects will be able to generate following the commencement of commercial operations at all of our construction projects and with consideration given to retaining a portion of the cash available for distribution to grow our business. The declaration and amount of our initial and future dividends, if any, will be subject to our actual earnings and capital requirements and the discretion of our board of directors. See “Cash Dividend Policy.”

Based on our run-rate cash available for distribution and our initial quarterly dividend level, we believe that we will generate excess cash flow that we can use, together with our initial cash on hand and the proceeds of any potential future debt or equity issuances, to invest in accretive project acquisition opportunities, including the Initial ROFO Projects. Considering our preferential rights to acquire the Initial ROFO Projects, we have established a three-year targeted annual growth rate in our cash available for distribution per Class A share of 8% to 10%.

BUSINESS

Overview

We are an independent power company focused on owning and operating power projects with stable long-term cash flows in attractive markets with potential for continued growth of our business. We own interests in eight wind power projects located in the United States, Canada and Chile that use proven, best-in-class technology and have a total owned capacity of 1,041 MW, consisting of six operating projects and two projects under construction. We expect that our two construction projects will commence commercial operations prior to the end of the second quarter of 2014. Each of our projects has contracted to sell all or a majority of its output pursuant to a long-term, fixed-price power sale agreement with a creditworthy counterparty. Ninety-five percent of the electricity to be generated by our projects will be sold under these power sale agreements which have a weighted average remaining contract life of approximately 19 years. Our business is fundamentally simple and our cash flows are largely derived from a few key components: forecasted wind, equipment availability, price of power and controlled costs.

We intend to use a portion of the cash available for distribution generated from our projects to pay regular quarterly dividends to holders of our Class A shares. Our quarterly dividend will initially be set at $^0.3125 per Class A share, or $^1.25 per Class A share on an annualized basis. We have established our initial quarterly dividend level after considering the annual cash available for distribution that we expect our projects will be able to generate following the commencement of commercial operations at all of our construction projects and with consideration given to retaining a portion of the cash available for distribution to grow our business. The declaration and amount of our initial and future dividends, if any, will be subject to our actual earnings and capital requirements and the discretion of our board of directors. See “Cash Dividend Policy.”

Our growth strategy is focused on the acquisition of operational and construction-ready power projects from third parties that we believe will contribute to the growth of our business and enable us to increase our dividend per Class A share over time. We expect that our continuing relationship with PEG LP, a leading developer of renewable energy and transmission projects, will be an important source of growth for our business.

Our Core Values and Financial Objectives

We intend to maximize long-term value for our shareholders in an environmentally responsible manner and with respect for the communities in which we operate. Our business is built around three core values:

•	creating a safe, high-integrity, exciting work environment for our employees;

•

applying rigorous analysis to all aspects of our business in a timely, disciplined and functionally integrated manner to understand patterns in wind regimes, technology developments, market trends and regulatory, financial and legal constraints; and

•

proactively working with our stakeholders to address environmental and community concerns, which we believe is a socially responsible approach that also benefits our business by reducing operating risks at our projects.

Our financial objectives, which we believe will maximize long-term value for our shareholders, are to:

•	produce stable and sustainable cash available for distribution;

•	selectively grow our project portfolio and our dividend; and

•	maintain a strong and flexible capital structure.

Outstanding Equity Awards at December 31, 2012

As a newly formed company, we have not previously granted any equity compensation to our NEOs and senior managers. Our NEOs hold, and on completion of this offering will continue to hold, direct and indirect limited partner interests in PEG Holdings, including certain “B interests” that effectively entitle holders thereof to, in the aggregate, up to 15% of the cumulative profits of PEG LP. Please see “Conflicts of Interest and Fiduciary Duties.”

IPO Equity Awards

In connection with the consummation of this offering, we expect to grant options to purchase shares of our Class A common stock and restricted stock awards to certain employees under our 2013 Equity Incentive Award Plan, which is described below. The number of options and restricted stock awards that will be granted to each recipient will be determined based on a targeted value for the award and the initial public offering price per Class A share in this offering. The table below sets forth additional details regarding these awards. The options and restricted stock awards will be granted effective upon the consummation of this offering. The per Class A share option exercise price will be equal to the initial public offering price per Class A share of this offering. The options and restricted stock awards will vest monthly on a pro rata basis during the three-year period following the consummation of this offering.

	Restricted Stock Awards		Stock Options
	Targeted Value ($000’s)	Number of shares(1)	Targeted Value ($000’s)	Number of options(1)
Michael M. Garland	$720	36,000	$720	211,765
Hunter H. Armistead	250	12,500	250	73,529
Daniel M. Elkort	200	10,000	200	58,824
Michael J. Lyon	150	7,500	150	44,118
Esben W. Pedersen	150	7,500	150	44,118
All others	360	18,000	360	105,882

Total	$1,830	91,500	$1,830	538,236

(1)	Amount shown is a representative amount based on the mid-point of the range set forth on the cover of this prospectus

Overview of Post-IPO Compensation Plans

We expect the nominating, governance and compensation committee of our board of directors will administer the compensation programs for our NEOs and senior managers following the completion of this offering. We anticipate that the nominating, governance and compensation committee will seek to use compensation as a tool to enable us to attract, retain and reward key individuals who contribute to our long-term success and that our executive compensation program will continue to consist of base salaries, annual cash incentive bonuses (which, following the completion of this offering, will be provided under the terms of our Incentive Plan as described in more detail below) and retirement and health and welfare benefits. In addition, we anticipate that we will grant equity and equity-based awards to our NEOs and senior managers on a periodic basis to align compensation with our performance. These awards will be granted under a 2013 Equity Incentive Award Plan that we intend to adopt prior to the completion of this offering. The 2013 Equity Incentive Award Plan, which we sometimes refer to as the “Equity Plan,” is described in more detail below. In addition, we anticipate our nominating, governance and compensation committee will maintain flexibility to adjust our executive compensation program from time to time as market and business conditions affecting our management and operations evolve.

2013 Equity Incentive Award Plan

We intend to adopt the Equity Plan prior to the completion of this offering. The Equity Plan will be effective no later than the day prior to the completion of this offering. The principal purpose of the Equity Plan will be to attract, retain and engage selected employees, consultants and directors through the granting of stock-based compensation awards. The material terms of the Equity Plan are summarized below.

Eligibility and Administration. Our and our subsidiaries’ employees, consultants and directors, including our NEOs and senior managers, will be eligible to receive awards under the Equity Plan. The nominating, governance and compensation committee will administer the Equity Plan unless our board of directors assumes authority for administration. The nominating, governance and compensation committee will be authorized to delegate its duties and responsibilities as plan administrator to subcommittees comprised of our directors and/or officers, subject to certain limitations. Our board of directors will administer the Equity Plan with respect to awards to non-employee directors.

Subject to the express terms and conditions of the Equity Plan, the plan administrator will have the authority to make all determinations and interpretations under the plan, prescribe all forms for use with the plan and adopt, amend and/or rescind rules for the administration of the plan. The plan administrator will also set the terms and conditions of all awards under the plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. Initially, the aggregate number of our Class A shares available for issuance pursuant to awards granted under the Equity Plan will be ^3,000,000 (which represents approximately ^5.9% of our total shares outstanding as of immediately following the completion of this offering), subject to adjustment as described below. See “—Certain Transactions.” This number will also be adjusted due to the following Class A shares becoming eligible to be used again for grants under the Equity Plan:

•

Class A shares subject to awards or portions of awards granted under the Equity Plan which are forfeited, expire or lapse for any reason, or are settled for cash without the delivery of shares, to the extent of such forfeiture, expiration, lapse or cash settlement; and

•	Class A shares that we repurchase prior to vesting so that such shares are returned to us.

However, Class A shares which are tendered by the recipient or withheld by us in payment of an exercise price or to satisfy any tax withholding obligation shall not be added to the shares authorized for grants and will not be available for future grants of awards under the Equity Plan. Class A shares granted under the Equity Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the Class A shares available for issuance under the Equity Plan. In addition, if we, or one of our subsidiaries, acquires or combines with another company that has shares available for grant pursuant to a qualifying equity plan, we may use those shares (until such date as they could not have been used under such company’s plan) to grant awards pursuant to the Equity Plan to individuals who were not providing services to us immediately prior to the acquisition or combination.

The Equity Plan will not provide for individual limits on awards that may be granted to any individual participant under the Equity Plan. In addition, the Equity Plan will not provide for a limit on awards that may be granted to insiders of our company (as such term is defined under Canadian securities laws) under the Equity Plan. Rather, the amount of awards to be granted to individual participants will be determined by our board of directors or the nominating, governance and compensation committee from time to time, as part of their compensation decision-making processes, provided, however, that the Equity Plan will not permit awards to be granted to our independent directors in any fiscal year having a fair value as of the date of grant (as determined in accordance with FASB ASC Topic 718, or any successor standard) in excess of $500,000.

Awards. The Equity Plan provides for the grant of stock options (including non-qualified stock options, or “NQSOs,” and incentive stock options, or “ISOs”), restricted stock, dividend equivalents, stock payments, restricted stock units, or “RSUs,” performance awards, stock appreciation rights, or SARs, and other equity-based and cash-based awards, or any combination thereof. Awards under the Equity Plan will generally be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations as well as any other consequences with

Transactions, and prior to the completion of this offering, PEG LP will contribute to us all of the assets that will be used in the operation of our business. As consideration for this contribution, we will pay $^202.4 million from the proceeds of this offering to PEG LP and issue to PEG LP ^19,445,000 of our Class A shares and ^15,555,000 of our Class B shares in the aggregate having a total value of $^700.0 million based on an initial public offering price of $^20.00 per Class A share (the midpoint of the range set forth on the cover of this prospectus). If the underwriters choose to exercise their overallotment option, they have the right to purchase up to ^2,400,000 Class A shares from the selling shareholder for resale to the public in connection with this offering. Upon completion of this offering, PEG LP will hold approximately ^54.1% of our outstanding Class A shares and ^99.0% of our outstanding Class B shares (or ^47.4% and ^99.0%, respectively, if the underwriters exercise their overallotment option in full), representing in the aggregate an approximate ^67.8% voting interest in our company (or ^63.1% if the underwriters exercise their overallotment option in full). The remaining ^1.0% of our outstanding Class B shares will be held by members of our management. Until the Conversion Event, neither PEG LP nor the management holders of our Class B shares will be entitled to receive any dividends on their Class B shares. For a further discussion of our Class A and Class B shares, see “The Offering” and “Description of Capital Stock.” See “Principal and Selling Shareholders” and “Shares Eligible for Future Sale—Registration Rights Agreement” for more information about these registration rights.

Shareholder Agreement

Pursuant to the terms of the Shareholder Agreement, for so long as PEG LP beneficially owns at least 33 1/3% of our outstanding shares, PEG LP’s consent will be necessary for us to take certain material corporate actions, including:

•	entering into any merger, amalgamation, consolidation or similar business combination;

•

acquiring any equity interests, assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than 10% of our market capitalization (assuming all of the Class B shares then outstanding have been converted into Class A shares on a one-to-one basis and determined based on the daily volume weighted average price of our Class A shares on their principal market over the immediately preceding 20 consecutive trading days from the date on which our board of directors approved such acquisition);

•

adopting any plan or proposal for a complete or partial liquidation, dissolution or winding up of our company or any of our subsidiaries or any reorganization or recapitalization of our company or any of our subsidiaries or commencing any case, proceeding or action seeking relief under any existing or future laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

•

selling, transferring, leasing, pledging or otherwise disposing of any of our company’s assets, business or operations or any of our subsidiaries’ assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than 10% of our market capitalization (assuming all of the Class B shares then outstanding have been converted into Class A shares on a one-to-one basis and determined based on the daily volume weighted average price of our Class A shares on their principal market over the immediately preceding 20 consecutive trading days from the date on which our board of directors approved such sale, transfer, lease, pledge or other disposition);

•

issuing new debt securities or incurring additional indebtedness or guarantees in an aggregate amount in excess of 10% of our market capitalization (assuming all of the Class B shares then outstanding have been converted into Class A shares on a one-to-one basis and determined based on the daily volume weighted average price of our Class A shares on their principal market over the immediately preceding 20 consecutive trading days from the date on which our board of directors approved such issuance);

•	issuing equity securities with preferential rights to our common shares; and

•	a change in the number of directors comprising our board of directors (other than as required by the applicable securities laws and listing agency rules).

the consideration for such services would continue to be paid primarily on a cost reimbursement basis pursuant to the terms of the Management Services Agreement. Upon employee reintegration, we expect that our principal focus will continue to be owning operational and under construction power projects. However, reintegration is expected to enhance our long-term ability to independently develop projects and grow our business without reliance on PEG LP. For more information about the reintegration, see “Business—Our Strategy—Reintegration of PEG LP Employees.”

Following the completion of this offering, Mr. Garland, our Chief Executive Officer (and one of our directors), Mr. Armistead, our Executive Vice President, Business Development, Mr. Elkort, our Executive Vice President and General Counsel, Mr. Lillybeck, our Senior Vice President, Fiscal and Administrative Services, Mr. Russell, our Senior Vice President, Engineering and Construction, and Ms. Blaine, Vice President and Secretary, will continue to hold direct and indirect limited partnership interests in PEG Holdings. Messrs. Garland, Armistead, Elkort, Lillybeck, Russell’s and Ms. Blaine’s continuing interests in PEG Holdings will entitle them to indirectly receive a proportionate share of the distributable profits of PEG LP, which would include a proportionate share of profits from the sale of a project to our company, or the sale of our shares, by PEG LP. PEG Holdings has both A interests and B interests. The A interests and B interests effectively entitle holders thereof, in aggregate, to at least 85% and up to 15% of the cumulative profits of PEG LP, respectively. The table below sets forth the number and percentage of A interests and B interests held by each of Messrs. Garland, Armistead, Elkort, Lillybeck, Russell and Ms. Blaine.

	A Interests				Direct and Indirect B Interests(1)
Name and Title	Number Held		Percentage of Total		Number Held		Percentage of Total
Michael M. Garland President and Chief Executive Officer	^	1,820,069	^	0.24%	^	246,839	^	26.51%
Hunter H. Armistead Executive Vice President, Business Development	^	1,378,763	^	0.18%	^	216,957	^	23.30%
Daniel M. Elkort Executive Vice President and General Counsel	^	188,118	^	0.02%	^	89,400	^	9.60%
Eric S. Lillybeck, Senior Vice President, Fiscal and Administrative Services	^	94,069	^	0.01%	^	35,346	^	3.80%
Dean S. Russell, Senior Vice President, Engineering and Construction	^	94,045	^	0.01%	^	14,111	^	1.52%
Dyann S. Blaine Vice President and Secretary	^	184,778	^	0.02%	^	2,966	^	0.32%

Total	^	3,759,842	^	0.50%	^	605,619	^	65.04%

(1)	The B interests held by each of Messrs. Garland, Armistead, Elkort, Lillybeck, Russell and Ms. Blaine were issued subject to certain restrictions pursuant to which all or a portion of the B interests held by an individual would be forfeited in the event the individual ceased performing services to PEG LP and its affiliates. These forfeiture restrictions were initially scheduled to lapse over time in four equal annual installments or earlier upon satisfaction of certain specified conditions. As of ^August 2013, ^2% of the B interests held by ^Messrs. Garland, Armistead, Elkort, Lillybeck, Russell and Ms. Blaine remained subject to these forfeiture restrictions.

STRUCTURE AND FORMATION OF OUR COMPANY

On or immediately prior to the completion of this offering, pursuant to the terms of the Contribution Agreement, we will enter into the Contribution Transactions. In connection with the Contribution Transactions, PEG LP will contribute to us all of our projects, including the related properties and other assets that will be used in our business, together with liabilities and obligations to which such projects are subject. PEG LP currently holds its interests in these projects through one or more holding companies, the sole purposes of which are to hold such interests or to obtain related financing. We will also assume responsibility for approximately $^3.0 million of accrued employee bonuses and other costs, which we refer to as the “employee accruals.”

As consideration for the assets contributed to us by PEG LP in the Contribution Transactions, net of employee accruals we will pay $^202.4 million from the proceeds of this offering to PEG LP and issue to PEG LP ^19,445,000 of our Class A shares and ^15,555,000 of our Class B shares. Upon completion of this offering, PEG LP will hold approximately ^54.1% of our outstanding Class A shares and ^99.0% of our outstanding Class B shares (or ^47.4% and ^99.0%, respectively, if the underwriters exercise their overallotment option in full), representing in the aggregate an approximate ^67.8% voting interest in our company (or ^63.1% if the underwriters exercise their overallotment option in full). The remaining ^1.0% of our outstanding Class B shares will be held by members of our management. Until the Conversion Event, neither PEG LP nor the management holders of our Class B shares will be entitled to receive any dividends on their Class B shares. For a further discussion of our Class A and Class B shares, see “The Offering” and “Description of Capital Stock.” In connection with the Contribution Transactions, PEG LP also will receive customary resale registration rights with respect to our shares. See “Shares Eligible for Future Sale—Registration Rights Agreement.”

The following diagram summarizes our ownership structure upon completion of this offering and the completion of the Contribution Transactions. Except as specified below, each of our subsidiaries is wholly owned.

^

(1)	These funds and these employees hold indirect interests in PEG LP.
(2)	Represents ^19,445,000 Class A shares and ^15,555,000 Class B shares issued to PEG LP in connection with the Contribution Transactions, net of the shares distributed by PEG LP to certain members of management as described in clause (ii) of note 3 below, and 100 Class A shares representing our initial capitalization. Holders of Class B shares are not entitled to receive dividends. However, the Class B shares automatically convert, on a one-for-one basis, into Class A shares upon the Conversion Event. See “Description of Capital Stock.”
(3)	Represents (i) ^16,000,000 Class A shares sold to the public in this offering^, (ii) ^202,402 Class A shares and ^161,911 Class B shares distributed by PEG LP to certain members of management immediately following the Contribution Transactions in connection with the redemption of such individuals’ interests in PEG LP, based on an initial public offering price of $^20.00 per Class A share (the midpoint of the range set forth on the cover page of this prospectus), which represents the same ratio of Class A shares to Class B shares that will be issued to PEG LP in the Contribution Transactions and (iii) 91,500 restricted Class A shares awarded to certain members of management upon the completion of this offering, see “Management—Executive Compensation—IPO Equity Awards.”
(4)	At the completion of this offering, PEG LP will hold an interest of approximately 27% in Gulf Wind, representing PEG LP-owned capacity 76 MW.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of, and the combined voting power with respect to, our Class A shares and Class B shares immediately following the completion of this offering and the Contribution Transactions by:

•	each person known to own beneficially more than 5% of our shares, including the selling shareholder;

•	each of our directors;

•	each of our NEOs; and

•	all of our directors and executive officers as a group,

and, with respect to each of the foregoing, excluding and including, the impact of the exercise of the underwriters’ overallotment option to purchase an up to an additional ^2,400,000 of our Class A shares from the selling shareholder within 30 days from the closing date of this offering.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are not deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed will have, to our knowledge, sole voting and investment power with respect to the shares of capital stock and the business address of each such beneficial owner is c/o Pattern Energy Group Inc., Pier 1, Bay 3, San Francisco, California 94111.

	Excluding Exercise of Overallotment Option†					Including Exercise of Overallotment Option†
Name of Beneficial Owner	Number of Class A Shares		Number of Class B Shares		Percentage of Combined Voting Power	Number of Class A Shares		Number of Class B Shares		Percentage of Combined Voting Power

^Principal and Selling Shareholders
^Pattern Energy Group LP(1)	^	19,242,698		15,393,089	67.75%		16,842,698		15,393,089	63.06%
^Named Executive Officers and Directors
^Michael M. Garland(2)	^	108,878		48,887	0.31%		108,878		48,887	0.31%
^Hunter H. Armistead(3)	^	44,364		22,221	0.13%		44,364		22,221	0.13%
^Daniel M. Elkort(4)	^	13,268	^	—	0.03%		13,268	^	—	0.03%
^Michael B Hoffman	^	—	^	—	0.00%	^	—	^	—	0.00%
^Alan R. Batkin	^	—	^	—	0.00%	^	—	^	—	0.00%
^Patricia S. Bellinger	^	—		—	0.00%	^	—		—	0.00%
^The Lord Browne of Madingley	^	—	^	—	0.00%	^	—		—	0.00%
^Douglas G. Hall	^	—	^	—	0.00%	^	—	^	—	0.00%
^Patricia M. Newson	^	—	^	—	0.00%	^	—	^	—	0.00%
^All executive officers and directors as a group (15 persons)		323,804		161,911	0.95%		323,804		161,911	0.95%

^

†

As consideration for the assets contributed to us by PEG LP in the Contribution Transactions, we will pay approximately $202.4 million from the proceeds of this offering to PEG LP and issue to PEG LP 19,445,000 of our Class A shares and 15,555,000 of our Class B shares. Immediately following the Contribution

Transactions, PEG LP will distribute 202,402 of our Class A shares and 161,911 of our Class B shares to certain members of management in redemption of such individuals’ interests in PEG LP, based on an initial public offering price of $20.00 per Class A share (the midpoint of the range set forth on the cover page of this prospectus), which represents the same ratio of Class A shares to Class B shares that will be issued to PEG LP in the Contribution Transactions. The rights of the holders of our Class A and Class B shares will be identical other than in respect of economic rights. Each Class B share will have one vote on all matters submitted to a vote of our shareholders, but will have no rights to dividends or distributions (other than upon liquidation). Upon a Conversion Event, all of our outstanding Class B shares will convert into Class A shares. See “Description of Capital Stock.”
(1)	R/C Renewable Energy GP II, LLC is the managing member of Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., which is the general partner of R/C Wind II LP, which is the managing member of Pattern Energy Group Holdings GP LLC, which is the general partner of Pattern Energy Group Holdings LP, which is the managing member of Pattern Energy GP, LLC, which is the general partner of Pattern Energy Group LP, which is the sole member of Pattern Renewables GP LLC, which is the general partner of Pattern Renewables LP, which is the holder of our shares. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by Pattern Energy Group LP. R/C Renewable Energy GP II, LLC is managed by an eight-person investment committee. Pierre F. Lapeyre, Jr., David M. Leuschen, Ralph C. Alexander, Lord John Browne, Michael B. Hoffman, Stephen J. Schaefer, Daniel A. D’Aniello and Edward J. Mathias, as the members of the investment committee of R/C Renewable Energy GP II, LLC, may be deemed to share beneficial ownership of the shares beneficially owned by R/C Wind II LP. Such individuals expressly disclaim any such beneficial ownership.
(^ 2)	Includes 36,000 restricted Class A shares and ^11,765 ^unexercised options that will vest within 60 days of the completion of this offering granted to Mr. Garland in connection with the consummation of this offering, see “Management—Executive Compensation—IPO Equity Awards.”
(^ 3)	Includes 12,500 restricted Class A shares and ^4,085 unexercised options that will vest within 60 days of the completion of this offering granted to Mr. Armistead in connection with the consummation of this offering, see “Management—Executive Compensation—IPO Equity Awards.”
(^ 4)	Includes 10,000 restricted Class A shares and ^3,268 unexercised options that will vest within 60 days of the completion of this offering granted to Mr. Elkort in connection with the consummation of this offering, see “Management—Executive Compensation—IPO Equity Awards.”

^

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the closing of this offering and following the Contribution Transactions. The following is only a summary and is qualified in its entirety to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are available as set forth under the caption entitled “Where You Can Find More Information.”

General

Prior to the effectiveness of our amended and restated certificate of incorporation, our authorized capital stock consists of shares of 1,000 common stock, par value $0.01 per share. Upon effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of ^500,000,000 Class A shares, par value $0.01 per share, ^20,000,000 Class B shares, par value $0.01 per share and ^100,000,000 shares of preferred stock, par value $0.01 per share. Following the completion of this offering, ^35,536,600 and ^15,555,000 shares of Class A common stock and Class B common stock, respectively, will be issued and outstanding. The underwriters have been granted an option to purchase up to ^2,400,000 of our Class A shares from PEG LP within 30 days from the closing date of this offering at the initial public offering price per Class A share less underwriters’ commissions. However, because the Class A shares subject to the underwriters’ overallotment option will be issued to PEG LP in connection with the Contribution Transactions, any exercise by the underwriters of their overallotment option will not increase our issued and outstanding Class A shares. The rights and privileges of holders of our Class A shares and Class B shares are subject to any series of preferred stock that we may issue in the future.

Class A Shares

Holders of Class A shares will be entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding Class A and Class B shares will be able to elect all of the directors, and holders of less than a majority of such shares will be unable to elect any director. Under our amended and restated certificate of incorporation, subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Class A shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. Our revolving credit facility imposes restrictions on certain of our project subsidiaries’ ability to distribute funds to us. See “Description of Certain Financing Arrangements—Revolving Credit Facility.” The holders of Class A shares will have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A shares. In the event of any liquidation, dissolution or winding-up of our affairs, holders of Class A shares will be entitled to share ratably, together with holders of Class B shares, in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Class B Shares

The rights of the holders of our Class A and Class B shares will be identical other than in respect of dividends and the conversion rights of the Class B shares. While each Class A and Class B share will have one vote on all matters submitted to a vote of our shareholders, our Class B shares will have no rights to dividends or distributions (other than upon liquidation). Upon the Conversion Event, all of our outstanding Class B shares will automatically convert, on a one-for-one basis, into Class A shares. Upon the later of December 31, 2014 and the date on which our South Kent project has achieved commercial operations, all of our outstanding Class B shares will automatically convert, on a one-for-one basis, into Class A shares.

Preferred Stock

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize the issuance of blank check preferred stock, which, if issued, would have priority over the shares of common

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have outstanding ^35,536,600 Class A shares and ^15,555,000 Class B shares. Of these shares, ^16,000,000 Class A shares^ (or 18,400,000 Class A shares if the underwrites elect to exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the U.S. Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the U.S. Securities Act, or “control persons” within the meaning of Canadian securities laws. Generally, the balance of our outstanding shares are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, subject to the limitations and restrictions that are described below. Shares purchased by our affiliates, such as PEG LP, will be “restricted securities” under Rule 144. All of our Class B shares will be “restricted securities.” Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the U.S. Securities Act.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors and PEG LP have agreed, subject to certain exceptions, not to sell or transfer any shares or securities convertible into, exchangeable for, exercisable for, or repayable with shares, for 180 days after the date of the closing of this offering without first obtaining the written consent of the representatives of the underwriters. See “Underwriting.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the completion of this offering, a person (or persons whose shares are required to be aggregated) who is an affiliate and who has beneficially owned our shares for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately ^511,000 shares immediately after completion of this offering; or

•	the average weekly trading volume in our shares on the applicable stock exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months (including the holding period of any prior owner other than an affiliate), would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

S-8 Registration Statement

In conjunction with this offering, we expect to file a registration statement on Form S-8 under the U.S. Securities Act, which will register up to ^3,000,000 Class A shares in the form of underlying stock options or restricted stock awards or reserved for issuance under our equity incentive plans. That registration statement will become effective upon filing, and ^3,000,000 Class A shares covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us and the lock-up agreements described above.

Registration Rights Agreement

In connection with the completion of this offering, we will grant PEG LP, who will receive our shares in the Contribution Transactions, certain registration rights with respect to the resale of such shares. All of the Class A shares issued to PEG LP in the Contribution Transactions will be subject to the Registration Rights Agreement, as well as Class A shares held by PEG LP upon the conversion of the Class B shares. Beginning as early as six months following completion of this offering, the holders of such Class A shares will be entitled to require us to seek to register all such Class A shares for public sale under the U.S. Securities Act, and/or qualify such Class A shares for distribution under Canadian securities laws, subject to certain exceptions, limitations and conditions precedent.

Additional Restrictions for Sales in Canada

The sale of any of our shares in the public market in Canada by a control person will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities or if the following conditions are fulfilled:

•

such sale occurs only after four months have lapsed from the date of a final receipt issued by Canadian securities regulatory authorities in respect of the final Canadian prospectus relating to the offering; and

•	prior notice of the sale must be filed with Canadian securities regulatory authorities at least seven (7) days before any sale.

Sales under the procedure noted above are also subject to other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

UNDERWRITING

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Morgan Stanley & Co. LLC,                                and                                are acting as the underwriters of this offering. BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Morgan Stanley & Co. LLC are acting as the joint book-running managers of this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, or the “Underwriting Agreement,” each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to such underwriter, the respective number of our Class A shares shown opposite its name below at a price of $         per Class A share by                           , payable in cash against delivery.

Underwriter	Number of Class A Shares
BMO Nesbitt Burns Inc.
RBC Dominion Securities Inc.
Morgan Stanley & Co. LLC

Total	16,000,000

This offering is being made concurrently in the United States and in each of the provinces and territories of Canada. Our Class A shares will be offered in the United States through those underwriters or their U.S. affiliates who are registered to offer the Class A shares for sale in the United States, and in Canada through those underwriters or their Canadian affiliates who are registered to offer our Class A shares for sale in applicable Canadian provinces or territories, and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer our Class A shares outside of the United States and Canada.

The obligations of the underwriters under the Underwriting Agreement may be terminated at their discretion based on their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The underwriters are, however, obligated to take up and pay for all of the offered Class A shares if any of the Class A shares are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer our Class A shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of ^$1.10 per Class A share. After the initial public offering of the Class A shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to ^2,400,000 additional Class A shares from the selling shareholder at a price of $         per Class A share to cover sales of Class A shares by the underwriters which exceed the number of Class A shares specified in the table above. The underwriters have 30 days from the closing date of this offering to exercise this overallotment option. If any Class A shares are purchased with this overallotment option, the underwriters will purchase Class A shares in approximately the same proportion as shown in the table above. If any additional Class A shares are purchased, the underwriters will offer the additional Class A shares on the same terms as those on which the Class A shares are being offered. We will not receive any proceeds from the exercise of the underwriters’ overallotment option.

A purchaser who acquires Class A shares forming part of the underwriters’ over-allocation position acquires such shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through the sales of our Class A shares by the selling shareholder upon exercise of the overallotment option or secondary market purchases.

[ADDITIONAL PAGE FOR CANADIAN PROSPECTUS]

ENFORCEMENT OF LEGAL RIGHTS

We, PEG LP, our promoter, Garrad Hassan America, Inc., independent engineer, and Ernst & Young LLP, our external auditor, are incorporated or otherwise organized under the laws of a foreign jurisdiction. In addition, Michael M. Garland and Michael B. Hoffman, the current directors of Pattern, reside outside of Canada.

We, PEG LP, Michael M. Garland and Michael B. Hoffman have appointed the following [respective] agent[s] for service of process:

Name of Person or Company	Name and Address of Agent
Pattern Energy Group Inc.	—
Pattern Energy Group LP	—
Michael M. Garland	—
Michael B. Hoffman	—

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

NOTICE TO INVESTORS REGARDING U.S. GAAP

We prepare our financial statements in accordance with U.S. GAAP. The historical financial statements of our predecessor have been prepared in accordance with U.S. GAAP, which differ in certain material respects from IFRS. As we will become an SEC foreign issuer (as such term is defined in National Instrument 52-107—Acceptable Accounting Principles and Auditing Standards of the Canadian Securities Administrators), we are not required to provide, and have not provided, a reconciliation of our financial statements to IFRS.

CONTINUOUS DISCLOSURE

Upon the filing of the final prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, we will become a reporting issuer under the securities laws of such jurisdictions. Pursuant to the rules of the securities regulatory authorities of such jurisdictions, we (or, in the case of insider reporting, our insiders) will generally be exempt from the requirements of the laws of such jurisdictions relating to continuous disclosure, proxy solicitation and insider reporting. These rules generally permit us to comply with certain informational requirements applicable in the United States instead of the continuous disclosure requirements normally applicable in such Canadian jurisdictions, provided that the relevant documents are filed with the securities regulatory authorities in the relevant Canadian jurisdictions and are provided to security holders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements.

PROMOTER

PEG LP may be considered to be the promoter of our company in that it directly took the initiative in substantially reorganizing our company and its affiliates in connection with the Contribution Transactions. Upon completion of this offering, PEG LP will hold approximately ^54.1% of our outstanding Class A shares and ^99.0% of our outstanding Class B shares (or ^47.4% and ^99.0%, respectively, if the underwriters exercise their overallotment option in full), representing in the aggregate an approximate ^67.8% voting interest in our company (or ^63.1% if the underwriters exercise their overallotment option in full).

[ADDITIONAL PAGE FOR CANADIAN PROSPECTUS]

In connection with the Contribution Transactions, on or immediately prior to the completion of the offering, PEG LP will contribute their ownership interests in all of the projects that will make up our business. In exchange for this contribution, we will pay PEG LP $^202.4 million from the proceeds of this offering and issue to PEG LP ^19,445,000 of our Class A shares and ^15,555,000 of our Class B shares in the aggregate having a total value of $^700.0 million based on an initial public offering price of $^20.00 per Class A share (the midpoint of the range set forth on the cover of this prospectus). See “Business—Our Projects” for more information about each of the power projects we will acquire. The consideration paid to PEG LP in connection with the Contribution Transactions was negotiated between us and PEG LP when setting the terms of the Contribution Agreement. See “Certain Relationships and Related Party Transactions—Other Contractual Arrangements with Related Persons—Contribution Agreement” and “Structure and Formation of Our Company.”

In connection with the Contribution Transactions and this offering, we will enter into a number of other arrangements with PEG LP, including a Management Services Agreement, the Non-Competition Agreement, the Purchase Rights Agreement, the Shareholder Agreement and the Registration Rights Agreement. See “Certain Relationships and Related Party Transactions” for more information about these contractual arrangements.

PEG LP has not, within the 10 years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of PEG LP.

PEG LP has not been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or nor has it entered into a settlement agreement with a securities regulatory authority; or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

PRIOR SALES OF SHARES

Except the 100 shares issued to Pattern Renewables LP, a subsidiary of PEG LP, at a total issue price of US$1,000 in connection with our initial capitalization, no other shares, or securities convertible into shares, have been issued by us during the 12-month period prior to the date of this prospectus. See “Structure and Formation of Our Company.”

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to our company, and Torys LLP, Canadian counsel to the underwriters, the Class A shares offered hereby will, on the date of this offering, provided that the Class A shares are on that date listed on a designated stock exchange, as defined in the Income Tax Act, or the “Tax Act,” (which currently includes the TSX, the NYSE and NASDAQ), be qualified investments under the Tax Act and the regulations thereunder for trusts governed by a registered retirement savings plan, or “RRSP,” registered retirement income fund, or “RRIF,” registered disability savings plan, deferred profit sharing plan, tax-free savings account, or “TFSA,” or registered education savings plan, all within the meaning of the Tax Act.

Notwithstanding that the Class A shares may be qualified investments for a trust governed by a TFSA, RRSP or RRIF, the holder of the TFSA or the annuitant under a RRSP or RRIF, as the case may be, will be subject to tax in respect of the Class A shares if such Class A shares are “prohibited investments” for the TFSA,

16,000,000 Shares

Pattern Energy Group Inc.

Class A Shares

Prospectus

                  , 2013

BMO Capital Markets	RBC Capital Markets	Morgan Stanley

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC Registration Fee	$47,058	^
FINRA Filing Fee	$52,250	^
Printing and Engraving Expense	$350,000	^
Legal Fees	$7,000,000
Accounting Fees	$3,500,000	^
Blue Sky Fees	—
Stock Exchange Listing Fees	$300,000	^
Transfer Agent Fee	$5,000	^
Miscellaneous	$2,745,692	^

Total	$14,000,000	^

Item 14. Indemnification of Directors and Officers

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the Company’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our amended and restated certificate of incorporation filed as Exhibit 3.1 to this registration statement provides that our directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breach of their fiduciary duties. However, nothing contained in such provision will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.

II-1